Exhibit 21.1
Subsidiaries of the Company
	Company	Place of Incorporation	Percentage held
	-----------------	---------------------------	---------------------
1	Ren Ren Media Group Ltd	Hong Kong	100%
2	Good World Investments Ltd	British Virgin Islands	100%
3	Beijing Ren Ren Health Culture Promotion Ltd	PRC	50%
4	ATC Marketing Ltd	Hong Kong	50%
5	Premium Multimedia Sdn Bhd	Malaysia	51% *
*	shares to be issued